SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 5
                                    --------
                        Gyrodyne Company of America, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $1.00 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    403820103
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Elchanan Maoz
                                 Platinum House
                               21 Ha'arba'a Street
                                 Tel Aviv, 64739
                                     Israel
                               Tel: 972-3-6858555
                               Fax: 972-3-6858557


                              Guy N. Molinari, Esq.
                       Heller Ehrman White & McAuliffe LLP
                              120 West 45th Street
                               New York, NY 10036
                                 (212) 832-8300
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 2, 2005
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403820103
---------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kellogg Capital Group, LLC
---------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)  (b)
---------------------------------------------------------------
   3    SEC USE ONLY
---------------------------------------------------------------
   4    SOURCE OF FUNDS*
                    N/A
----------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
----------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------
   7    SOLE VOTING POWER
                    0
----------------------------------------------------------------
   8    SHARED VOTING POWER
                    61,772
----------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER
                    0
----------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER
                    61,772
---------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    61,772
---------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
---------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.1%
---------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                    BD
---------------------------------------------------------------

CUSIP No. 403820103
---------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kellogg Group, LLC
---------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)  (b)
---------------------------------------------------------------
   3    SEC USE ONLY
---------------------------------------------------------------
   4    SOURCE OF FUNDS*
                    N/A
----------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
----------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------
   7    SOLE VOTING POWER
                    0
----------------------------------------------------------------
   8    SHARED VOTING POWER
                    61,772
----------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER
                    0
----------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER
                    61,772
---------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    61,772
---------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
---------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.1%
---------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                    OO
---------------------------------------------------------------

CUSIP No. 403820103
---------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles
           K. Kellogg
--------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)    (b)
---------------------------------------------------------------
   3    SEC USE ONLY
---------------------------------------------------------------
   4    SOURCE OF FUNDS*
                    N/A
----------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.
----------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------
   7    SOLE VOTING POWER
                    0
----------------------------------------------------------------
   8    SHARED VOTING POWER
                    61,772
----------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER
                    0
----------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER
                    61,772
---------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    61,772
--------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
---------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.1%
---------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                    IN
---------------------------------------------------------------

CUSIP No. 403820103
---------------------------------------------------------------
   1. NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lee
           Kellogg
---------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)    (b)
---------------------------------------------------------------
   3    SEC USE ONLY
---------------------------------------------------------------
   4    SOURCE OF FUNDS*
                    N/A
----------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
----------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------
   7    SOLE VOTING POWER
                    0
----------------------------------------------------------------
   8    SHARED VOTING POWER
                    61,772
----------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER
                    0
----------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER
                    61,772
---------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    61,772
---------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*
---------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.1%
---------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                    IN
---------------------------------------------------------------

CUSIP No. 403820103
---------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Everest Special Situations Fund L.P.
---------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)   (b)
---------------------------------------------------------------
   3    SEC USE ONLY
---------------------------------------------------------------
   4    SOURCE OF FUNDS*
                    N/A
----------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
----------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------
   7    SOLE VOTING POWER
                    0
----------------------------------------------------------------
   8    SHARED VOTING POWER
                    30,524
----------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER
                    0
----------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER
                    30, 524
---------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    30,524
---------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
---------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.5%
---------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                    PN
---------------------------------------------------------------

CUSIP No. 403820103
---------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maoz Everest Fund Management Ltd.
---------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)    (b)
---------------------------------------------------------------
   3    SEC USE ONLY
---------------------------------------------------------------
   4    SOURCE OF FUNDS*
                    N/A
----------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Israel
----------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------
   7    SOLE VOTING POWER
                    0
----------------------------------------------------------------
   8    SHARED VOTING POWER
                    30,524
----------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER
                    0
----------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER
                    30,524
---------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    30,524
---------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
---------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.5%
---------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                    CO
---------------------------------------------------------------

CUSIP No. 403820103
---------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elchanan Maoz
---------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)    (b)
---------------------------------------------------------------
   3    SEC USE ONLY
---------------------------------------------------------------
   4    SOURCE OF FUNDS*
                    N/A
----------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Israel
----------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------
   7    SOLE VOTING POWER
                    0
----------------------------------------------------------------
   8    SHARED VOTING POWER
                    30,524
----------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER
                    0

----------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER
                    30,524
---------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    30,524
---------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*
---------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.5%
---------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                    IN
---------------------------------------------------------------

     Introduction: As further described in this Amendment No. 5 to this Schedule 13D, Everest Special Situations Fund L.P. ("Everest") and Kellogg Capital Group, LLC ("Kellogg") in the aggregate beneficially own approximately 7.6% of the Common Stock of Gyrodyne Company of America, Inc. (the "Issuer").

     Everest and the other Reporting Persons identified herein are filing this amendment to disclose the correspondence with the Issuer dated March 2, 2005 (the "March Letter"), which responds to certain matters raised in the letter dated February 18, 2005 from the Issuer to its shareholders. The March Letter is attached hereto as Exhibit A.

     THIS AMENDMENT NO. 5 REFLECTS NO CHANGES IN THE PREVIOUSLY REPORTED HOLDINGS OF THE REPORTING PERSONS.



                                 AMENDMENT NO. 5
                                     TO THE
                                  SCHEDULE 13D

Item 1.  Security and Issuer

(a)      Class of Securities: Common Stock, par value $1.00 ("Common Stock")

(b) Issuer: Gyrodyne Company of America, Inc. 102 Flowerfield St. James, New York 11780


Item 2.  Identity and Background

     (a-c and f) The persons filing this statement are Everest Special Situations Fund L.P. ("Everest"), a Delaware limited partnership, Maoz Everest Fund Management Ltd. ("MEFM"), an Israeli company, Kellogg Capital Group, LLC ("Kellogg"), a New York limited liability company, Kellogg Group, LLC, a New York limited liability company ("Kellogg Group"), Elchanan Maoz, a citizen of Israel ("Maoz"), Mr. Charles K. Kellogg, a citizen of the United States and Ms. Lee Kellogg, a citizen of the United States. Everest, MEFM, Kellogg, Kellogg Group, Maoz, Mr. Charles K. Kellogg and Ms. Lee Kellogg are referred to herein collectively as the Reporting Person or Reporting Persons. The principal business address of Kellogg, Kellogg Group, Mr. Charles K. Kellogg and Ms. Lee Kellogg is 55 Broadway, 4th Flr, New York, NY 10006. Ms. Lee Kellogg is the principal of Kellogg Design Inc, an interior designer. The principal business address of Everest, Maoz and MEFM is Platinum House, 21 Ha'arba'a Street, Tel Aviv, 64739 Israel.

     Each of Everest and Kellogg is primarily engaged in the business of investing in securities. The principal business of MEFM is acting as the general partner of Everest. The Kellogg Group is the sole interest holder of Kellogg. The name, business address, present principal occupation or employment and citizenship of each executive officer, director and or executive committee member of MEFM and Kellogg is set forth on Exhibit A hereto which is incorporated herein by reference. The Kellogg Group has no officers or directors.

     Mr. Elchanan Maoz is the Chairman of Everest and the controlling stockholder, Chairman and Chief Executive Officer of MEFM. Charles K. Kellogg is a controlling member of the Kellogg Group and the Chief Executive Officer and a member of the Executive Committee of Kellogg. Ms. Lee Kellogg is a controlling member of Kellogg Group. Each of Mr. Charles K. Kellogg, Ms. Lee Kellogg and the Kellogg Group is in a position to directly and indirectly determine the investment and voting decisions made by Kellogg. Each of Charles K. Kellogg, Ms. Lee Kellogg and the Kellogg Group disclaim beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Kellogg, except for their respective pecuniary interest therein. Each of Charles K. Kellogg, Ms. Lee Kellogg and the Kellogg Group disclaim beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Everest. Mr. Elchanan Maoz is in a position to directly and indirectly determine the investment and voting decisions made by MEFM, and consequently Everest. Mr. Elchanan Maoz disclaims beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Everest except for his pecuniary interest therein. Each of Mr. Elchanan Maoz, Everest and MEFM disclaim beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Kellogg.

     The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

     (d,e). During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the Reporting Persons' (if such Reporting Person is a corporation, particularly or similar entity) executive officers, directors (if any) or executive committee members, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

     (a) As of the close of business on March 2, 2005, the Reporting Persons may be deemed to own beneficially in the aggregate 92,296 shares of the Issuer's Common Stock, which constitutes approximately 7.6% of the outstanding shares of the Issuer's Common Stock (based upon the number of shares that were reported to be outstanding in the Issuer's Form 10-QSB for the fiscal quarter then ended January 31, 2005 filed on February 28, 2005). Mr. Elchanan Maoz by virtue of his status as a controlling stockholder of Maoz Everest Fund Management Ltd. ("MEFM"), the general partner of Everest, may be deemed to own beneficially the shares of the Issuer's Common Stock by Everest. Mr. Elchanan Maoz disclaims beneficial ownership of such shares of the Issuer's Common Stock except to the extent of his pecuniary interest therein. Kellogg Group, LLC ("Kellogg Group") as the sole member of Kellogg may be deemed to beneficially own the shares of the Issuer's Common Stock beneficially owned by Kellogg. Mr. Charles K. Kellogg and Ms. Lee Kellogg, by virtue of their status as controlling members of Kellogg Group, may be deemed to own beneficially the shares of the Issuer's Common Stock beneficially owned by Kellogg Group, and consequently Kellogg. Mr. Charles K. Kellogg, Ms. Lee Kellogg and Kellogg Group disclaim beneficial ownership of such shares of the Issuer's Common Stock except to the extent of their pecuniary interest therein.

     (b) Each of Everest, MEFM and Kellogg, respectively, has the sole or shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares of which it is deemed to beneficially own. Mr. Charles K. Kellogg, Ms. Lee Kellogg and Kellogg Group may be deemed to share with Kellogg such powers with respect to the shares of the Issuer's Common Stock Kellogg beneficially owns. Mr. Elchanan Maoz may be deemed to share with MEFM such powers with respect to the shares of the Issuer's common stock MEFM beneficially owns.

     (c) From the date of the last amendment to Schedule 13D filed February 9, 2005, there have been no changes in the holdings of the Reporting Persons.

     (d) To the best of each of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of common stock which the Reporting Persons may be deemed to own beneficially.

         (e) Not applicable.

Item 7. Material to be filed as Exhibits

     Exhibit A: Letter from the Reporting Persons to the Issuer dated March 2, 2005.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  March 2, 2005

EVEREST SPECIAL SITUATIONS FUND L.P.

By:      Maoz Everest
         Fund Management Ltd.,
         Its general partner


         By: ELCHANAN MAOZ
        ---------------------
         Name:    Elchanan Maoz
         Title:   Chairman and Chief Executive Officer


MAOZ EVEREST FUND MANAGEMENT LTD.

         By: ELCHANAN MAOZ
        --------------------
         Name:    Elchanan Maoz
         Title:   Chairman and Chief Executive Officer

        ELCHANAN MAOZ
        ---------------
        Elchanan Maoz


KELLOGG CAPITAL GROUP, LLC

         By: MATTHEW BRAND
        -------------------------
         Name:    Matthew Brand
         Title:   Managing Director

KELLOGG GROUP, LLC

         By: Matthew Brand
        ---------------------------
         Name:     Matthew Brand
         Title:   Managing Director


         CHARLES K. KELLOGG
        ----------------------
         Charles K. Kellogg

         LEE KELLOGG
        -------------------
         Lee Kellogg

                                                                       EXHIBIT A


March 2, 2004

Gyrodyne Company of America
102 Flowerfield
St. James, NY 11780

Attention:        Mr. Stephen V. Maroney

Dear Mr. Maroney:

     We appreciate your attempt to respond to our concerns in your letter to shareholders of February 18, 2005. However, we are troubled by your misconceptions about your fiduciary duty. You describe the increase in the Company's market value and conclude "We [Management] continue to believe that our strategy to unlock the value of the Company's real estate holdings has been successful and is supported by the foregoing results." We believe however, that this increase in market capitalization is primarily attributable, not to any management action, but to the Company's underlying real estate value and the marketplace's recognition of such. In fact, we believe management has and continues to adversely impact shareholder value.

     As you know, we met with Messrs. Lamb, Pitsiokos and yourself in late 2004 in an open dialogue to explore ways to enhance shareholder value. A primary topic of that meeting was the concept of a sale of the Company or its assets as well as excessive compensation. At that time you claimed that no legitimate buyers existed. We disagreed and we received what we thought was your warm blessing to seek potential buyers for the board's review. We were of course disappointed with the Board's unwillingness to actively seek a buyer for the Company.

     As a result of our efforts, a potential buyer showed up at your doorstep. To then characterize our actions in your letter as that of a "corporate raider" or as a "veiled attempt to destabilize the Company for our own short-term benefit" is disingenuous and misleading. Our goal has and remains clear: to maximize shareholder value.

     While we were not privy to your interaction with the recent offer, your description sounds as if no meaningful negotiation or dialogue took place. In any event, the Company does not exude a welcoming demeanor towards potential suitors.

     Let us be clear that we are not trying to force a sale. Only a shareholder vote can make that decision. Nor are we saying to cease your action against possible condemnation. We are, however, aware of the complexity, controversy and longevity involved in the eminent domain process. It may be in the best interest of all shareholders for an exit at the right price today versus the long term uncertainty provided by condemnation, as there is a wide margin between winning and losing. A light industrial valuation ruling would adversely impair the estate's value and could very well leave the non-subject 68 acres still at risk of eminent domain by SUNY. We believe the Board cannot fulfill its fiduciary duties without, in good faith, exploring this opportunity. The only certainty in condemnation would be continued executive compensation, option grants and general corporate burn.

                                               Gyrodyne Company of America, Inc.
                                                                   March 2, 2005
                                                                          Page 2

     Based on your defensive, aggressive and secretive behavior and the unwillingness in good faith to explore strategic alternatives, we now believe that management's main goal is to stay employed by Gyrodyne for as long as possible. Gyrodyne is and has been for a very long time a classic entrenchment story.

     For a company of such limited scope, the Company's management is, in our opinion, overpaid. Since 1999 you have extracted $1,064,068 from the Company in salary. You have been granted approximately 71,000 options with an approximate average weighted strike price of $16.00. Based on GYRO's current stock price of $40, this would represent $1,704,000 of value transferred to you. Similarly, Mr. Pitsiokos has extracted $681,880 in salary since 2000 and he has been granted approximately 53,000 options representing roughly $1,270,000 in value. These numbers which total $4,719,948 (10% of today's market cap) are, in our opinion, egregious.

     In addition, the Company's "Incentive Compensation Plan" (change of control clause) calls "for a cash payment equal to the difference between the plan's "establishment date" price of $15.39 per share and the per share price of the Common Stock on the closing date, equivalent to 100,000 shares of common stock." So assuming a closing date price of $40, the Company's executives and board members would be entitled to a $2,461,000 bonus pool on top of generous severance (Maroney: $628,500, Pitsiokos: $457,500), etc., etc. This collective amount of dilution is staggering and excessive, particularly in the context of the Company's 1,179,000 shares outstanding.

     The following table summarizes some of the value transfers and potential transfers from the shareholders to management. (Note: these figures assume $40 per share - we believe the shares have the potential to be more valuable than that.)

Maroney:  salary, options, severance      $3,396,568
Pitsiokos:  salary, options, severance    $2,409,380
"Incentive Compensation Plan":            $2,461,000
                                          $8,266,948 (17% of today's market cap)

     It is worth noting from the 2004 Proxy statement that the Executive Compensation Committee of the Board of Directors (Philip F. Palmedo - Chairman, Robert H. Beyer, Ronald J. Macklin) states the following: "it is the Committee's opinion that Company's level of overall compensation is competitive and in the low to mid range on a comparative basis".

     It is hard for us to see anything that management has accomplished during this period (besides completely depleting all gross profits) yet the Company's annual General & Administrative expense rose steadily from $960,000 in 1999 to $1,628,344 in 2004. Over the last six years G & A has totaled $7,830,000! Gyrodyne is barely even a real operating company - it is merely the custodian of several sleepy assets. Gyrodyne, in our opinion does not need 10 employees to run its business.

     We have encouraged shareholders to study the "fine print" at Gyrodyne - to do their own homework. Any astute analysis of the Company's bylaws, employment

                                               Gyrodyne Company of America, Inc.
                                                                   March 2, 2005
                                                                          Page 3


agreements and incentive programs (which management has clearly spent great time and expense altering in the recent past) tell a story focused on your own personal interest, not shareholder protection.

     In your letter you conclude, "Your Board and Management remain committed to fulfilling their fiduciary obligations to preserve and maximize shareholder value." If this statement is true, we urge the Company to immediately institute the following initiatives:

          1)   Reduce the Company's headcount

          2)   Permanently cease granting options

          3)   Eliminate the "Incentive Compensation Plan"

          4) Reduce severance program for management from 3 years salary to 1 week of salary for each year of service to the Company

          5) Engage an investment banker to find the highest and best bidder for the Company

          6) If we are right and the Company obtains a bid at an appropriate premium to the current market, present that bid to your shareholders in the form of a proxy, then shareholders would have their choice:

          a)   Vote to sell or

          b)   Wait and see how condemnation plays out

     We remain committed to increasing value for Gyrodyne shareholders. The real question is, do you?

Yours truly,

EVEREST SPECIAL SITUATIONS FUND L.P.      KELLOGG CAPITAL GROUP, LLC

By:      /s/ ELCHANAN MAOZ                By:      /s/ MATT BRAND
Name:    Elchanan "Nani" Maoz                      Name:    Matt Brand
Title:   Chairman and      Chief                   Title:   Managing Director
         Executive Officer
Tel:     972-3-6858555
Fax:     972-3-6858557

cc:      Board of Directors